CitizensSelect Funds

CITIZENSSELECT PRIME MONEY MARKET FUND

SEMIANNUAL REPORT   October 31, 2004

CITIZENS
FINANCIAL GROUP, INC.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for CitizensSelect Prime Money Market Fund, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James G. O'Connor.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

James G. O'Connor, Portfolio Manager

How did CitizensSelect Prime Money Market Fund perform during the period?

During the six-month period ended October 31, 2004, the fund produced annualized yields of 1.21% for Class A shares, 0.96% for Class B shares, 0.71% for Class C shares and 0.54% for Class D shares. Taking into account the effects of compounding, the fund produced annualized effective yields[1] of 1.22% for Class A shares, 0.96% for Class B shares, 0.71% for Class C shares and 0.54% for Class D shares.[2]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements, including tri-party repurchase agreements; asset-backed securities; high-grade commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest. Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

The fund was primarily influenced by higher short-term interest rates implemented in an environment of renewed economic growth. In the weeks just before the reporting period began, an unexpectedly strong employment report rekindled investors' concerns that inflationary pressures might finally have begun to resurface. As the spring progressed, higher energy and commodity prices appeared to lend credence to this view, and money market yields began to rise at the longer end of the maturity spectrum. However, the short-end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

While the Federal Reserve Board (the "Fed") left interest rates unchanged in May, it indicated in its public comments that future rate hikes were likely to be "measured." Soon thereafter, employment data showed a second consecutive month of robust gains, causing investors to anticipate that the Fed might begin to tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate by 25 basis points to 1.25%. Because most investors had anticipated the Fed's move, the money markets already had reflected its impact.

Most analysts believed that the June rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. This view was reinforced when it was later estimated that the U.S. economy grew at an annualized 2.8% rate during the second quarter of 2004. However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. In addition, consumer spending waned as 2003's tax cuts and low mortgage refinancing rates became a thing of the past. Nonetheless, most investors expected the Fed to increase the federal funds rate at its next meeting in August, and money market yields reflected those expectations. Indeed, the Fed raised short-term rates on August 10 to 1.5%.

In September, the Fed implemented its third consecutive increase in short-term interest rates, raising the federal funds rate by another 25 basis points to 1.75%. The Fed cited an easing of inflation expectations and further productivity gains in its decision.

Just days after the reporting period ended, a stronger-than-expected employment report offered evidence that the economy may have emerged from the summer's "soft patch." Signs of renewed economic strength, coupled with recent comments by Fed members that rates must move higher to balance the countervailing forces of economic growth and inflation, suggest that more rate hikes probably are on the way.

We began to adopt a more defensive investment posture as inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we consider in line with industry averages. This strategy was designed to enhance liquidity and keep funds available to purchase higher-yielding securities as they became available.

What is the fund's current strategy?

In our view, the Fed remains intent on continuing to reverse the monetary easing it initiated after September 11, 2001, and it so far has been relatively open about its intentions to do so. Indeed, less than two weeks after the close of the reporting period, the Fed raised its target for the federal funds rate at its fourth consecutive meeting, a 25-basis-point increase that drove the federal funds rate to 2%. With another Fed meeting scheduled for December, we have continued to maintain a defensive investment posture in anticipation of further rate hikes.

November 15, 2004

[1] Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[2] Yield provided for Class D shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield for Class D would have been 0.31% for both.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in CitizensSelect Prime Money Market Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.01	$ 2.27	$ 3.54	$ 4.39
Ending value (after expenses)	$1,006.10	$1,004.80	$1,003.60	$1,002.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.02	$ 2.29	$ 3.57	$ 4.43
Ending value (after expenses)	$1,024.20	$1,022.94	$1,021.68	$1,020.82

† *Expenses are equal to the fund's annualized expense ratio of .20% for Class A, .45% for Class B, .70% for Class C and .87% for Class D; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Negotiable Bank Certificates of Deposit−17.7%	Principal Amount ($)	Value ($)
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee) 1.91%, 12/29/2004	15,000,000	15,000,361
Credit Agricole Indosuez (Yankee) 1.82%, 4/19/2005	15,000,000 a	14,998,611
Credit Suisse First Boston (Yankee) 2.19%, 4/12/2005	10,000,000	10,000,000
HBOS PLC (London) 1.88%, 12/24/2004	15,000,000	15,000,000
Landesbank Hessen-Thuringen Girozentrale (London) 1.89%, 12/30/2004	15,000,000	14,999,846
Total Negotiable Bank Certificates of Deposit (cost $69,998,818)		**69,998,818**

Commercial Paper−41.5%		
Amstel Funding Corp. 1.65%, 11/15/2004	15,000,000 b	14,990,432
Atlantis One Funding Corp. 1.93%, 2/16/2005	15,000,000 b	14,914,846
BNP Paribas Finance Inc. 1.85%, 11/1/2004	15,000,000	15,000,000
Bank of America Corp. 1.88%, 12/20/2004	15,000,000	14,961,821
Bear Stearns Cos. Inc. 1.76%, 11/2/2004	15,000,000	14,999,267
Beta Finance Inc. 2.03%, 3/14/2005	15,000,000 b	14,888,613
Deutsche Bank Financial LLC 1.84%, 11/1/2004	15,000,000	15,000,000
General Electric Capital Services Inc. 2.01%, 3/9/2005	15,000,000	14,893,867
Greenwich Capital Holdings Inc. 1.83%, 11/1/2004	15,000,000	15,000,000
Prudential Funding LLC 1.83%, 11/1/2004	15,000,000	15,000,000
UBS Finance Delaware LLC 1.84%, 11/1/2004	15,000,000	15,000,000
Total Commercial Paper (cost $164,648,846)		**164,648,846**

Corporate Notes—2.5%	Principal Amount ($)	Value ($)
Harrier Finance Funding 1.84%, 11/15/2005 (cost $9,998,775)	10,000,000 [a]	**9,998,775**
U.S. Government Agencies—12.6%		
Federal Home Loan Banks, Floating Rate Notes 1.81%, 4/11/2006	15,000,000 [a]	14,987,024
Federal National Mortage Association, Notes 1.57%, 5/13/2005	10,000,000	10,000,000
Federal National Mortage Association, Floating Rate Notes 1.78%, 1/10/2005	25,000,000 [a]	24,997,603
Total U.S. Government Agencies (cost $49,984,627)		**49,984,627**
Time Deposits—25.9%		
Fortis Bank (Grand Cayman) 1.84%, 11/1/2004	15,000,000	15,000,000
Manufacturers & Traders Trust Co. (Grand Cayman) 1.85%, 11/1/2004	15,000,000	15,000,000
Nordea Bank Finland PLC (Grand Cayman) 1.84%, 11/1/2004	15,000,000	15,000,000
Societe Generale (Grand Cayman) 1.85%, 11/1/2004	15,000,000	15,000,000
South Trust Bank (Grand Cayman) 1.81%, 11/1/2004	15,000,000	15,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
State Street Bank & Trust Co. (Grand Cayman) 1.72%, 11/1/2004	12,768,000	12,768,000
Wells Fargo Bank N.A. (Grand Cayman) 1.85%, 11/1/2004	15,000,000	15,000,000
Total Time Deposits (cost $102,768,000)		**102,768,000**

Total Investments (cost $397,399,066)	**100.2%**	**397,399,066**
Liabilities, Less Cash and Receivables	**(.2%)**	**(902,736)**
Net Assets	**100.0%**	**396,496,330**

[a] *Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Fund's board. At October 31, 2004, these securities amounted to $44,793,891 or approximately 11.3% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	66.2	Brokerage Firms	3.8
Government Agency	12.6	Finance	3.8
Asset Backed-Structured Investment Vehicle	6.2	Insurance	3.8
Asset Backed-Multiseller Programs	3.8		**100.2**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	397,399,066	397,399,066
Interest receivable		191,902
		397,590,968
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(d)		39,284
Cash overdraft due to Custodian		963,864
Accrued expenses		91,490
		1,094,638
Net Assets ($)		**396,496,330**
Composition of Net Assets ($):		
Paid-in capital		396,496,508
Accumulated net realized gain (loss) on investments		(178)
Net Assets ($)		**396,496,330**

Net Asset Value Per Share

Class A Shares	
Net Assets ($)	119,926,217
Shares Outstanding	119,926,240
Net Asset Value Per Share ($)	**1.00**
Class B Shares	
Net Assets ($)	228,615,573
Shares Outstanding	228,615,709
Net Asset Value Per Share ($)	**1.00**
Class C Shares	
Net Assets ($)	41,398,167
Shares Outstanding	41,398,185
Net Asset Value Per Share ($)	**1.00**
Class D Shares	
Net Assets ($)	6,556,373
Shares Outstanding	6,556,374
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**2,786,833**
Expenses:	
Management fee–Note 2(a)	196,409
Administrative service fees–Note 2(c)	353,102
Omnibus account service fees–Note 2(d)	196,409
Distribution plan fees–Note 2(b)	64,242
Total Expenses	**810,162**
Less–waiver of fees due to undertakings–Note 2(b)	(4,303)
Net Expenses	**805,859**
Investment Income–Net, representing net increase in net assets resulting from operations	**1,980,974**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment Income−net	1,980,974	3,294,502
Net realized gain (loss) on investments	−	(178)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,980,974**	**3,294,324**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(691,502)	(700,540)
Class B shares	(1,131,597)	(2,386,768)
Class C shares	(146,795)	(197,848)
Class D shares	(11,080)	(9,346)
Total Dividends	**(1,980,974)**	**(3,294,502)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	327,227,982	372,423,651
Class B shares	426,778,087	1,129,714,301
Class C shares	38,577,103	136,223,799
Class D shares	16,001,983	16,170,772
Dividends reinvested:		
Class A shares	229,877	218,990
Class B shares	227,575	373,998
Class C shares	116,053	156,360
Class D shares	11,074	9,329
Cost of shares redeemed:		
Class A shares	(278,198,884)	(367,284,022)
Class B shares	(446,786,421)	(1,357,921,871)
Class C shares	(71,068,863)	(122,994,046)
Class D shares	(11,930,780)	(14,990,346)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**1,184,786**	**(207,899,085)**
Total Increase (Decrease) in Net Assets	**1,184,786**	**(207,899,263)**
Net Assets ($):		
Beginning of Period	395,311,544	603,210,807
End of Period	**396,496,330**	**395,311,544**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2004	Year Ended April 30,	
Class A Shares	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.006	.009	.014
Distributions:			
Dividends from investment income—net	(.006)	(.009)	(.014)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.21[b]	.91	1.42
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.20[b]	.20	.20
Ratio of net expenses to average net assets	.20[b]	.20	.18
Ratio of net investment income to average net assets	1.25[b]	.90	1.39
Net Assets, end of period ($ X 1,000)	119,926	70,667	65,309

[a] From May 1, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.005	.007	.012
Distributions:			
Dividends from investment income—net	(.005)	(.007)	(.012)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.95[b]	.65	1.18
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.45[b]	.45	.45
Ratio of net expenses to average net assets	.45[b]	.45	.42
Ratio of net investment income to average net assets	1.00[b]	.66	1.12
Net Assets, end of period ($ X 1,000)	228,616	248,396	476,230

[a]   *From May 1, 2002 (commencement of operations) to April 30, 2003.*
[b]   *Annualized.*
See notes to financial statements.

| Class C Shares | Six Months Ended October 31, 2004 (Unaudited) | Year Ended April 30, | |
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.004	.004	.010
Distributions:			
Dividends from investment income—net	(.004)	(.004)	(.010)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.71[b]	.40	.98
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.70[b]	.70	.70
Ratio of net expenses to average net assets	.70[b]	.70	.62
Ratio of net investment income to average net assets	.75[b]	.41	.96
Net Assets, end of period ($ X 1,000)	41,398	73,774	60,388

[a] *From May 1, 2002 (commencement of operations) to August 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Class D Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.003	.003	.007
Distributions:			
Dividends from investment income—net	(.003)	(.003)	(.007)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.54[b]	.30	.72
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.10[b]	1.10	1.10
Ratio of net expenses to average net assets	.87[b]	.80	.87
Ratio of net investment income to average net assets	.58[b]	.29	.62
Net Assets, end of period ($ X 1,000)	6,556	2,474	1,284

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

CitizensSelect Prime Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of each fund to declare dividends from investment income–net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $178 available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1, distribution plan fees, administrative services plan fee, omnibus account services plan fee and extraordinary expenses.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class C shares and .65 of 1% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to Citizens or other approved institutions that have purchased

Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended October 31, 2004, Class C and Class D shares were charged $52,100 and $12,142, respectively, pursuant to the Plan. The Distributor had undertaken from May 1, 2004 through October 31, 2004 to waive a portion of 12b-1 fees. The reduction in 12b-1 fees, pursuant to the undertaking amounted to $4,303 for Class D.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended October 31, 2004, Class B, Class C and Class D shares were charged $296,332, $52,100 and $4,670, respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, each fund pays Citizens at an annual rate of .10 of 1% of the value of their average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the funds may reasonably request. During the period ended October 31, 2004, Class A, Class B, Class C and Class D shares were charged $55,168, $118,533, $20,840 and $1,868, respectively, pursuant to the Omnibus Account Services Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $27,710 and Rule 12b-1 distribution plan fees $11,574.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224.

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By mail, write to:

CitizensSelect
875 Elm Street NE0212
Manchester, NH 03101

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

CitizensSelect Funds

CITIZENSSELECT TREASURY
MONEY MARKET FUND

SEMIANNUAL REPORT   October 31, 2004

CITIZENS
FINANCIAL GROUP, INC.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for CitizensSelect Treasury Money Market Fund, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James G. O'Connor.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

James G. O'Connor, Portfolio Manager

How did CitizensSelect Treasury Money Market Fund perform during the period?

During the six-month period ended October 31, 2004, the fund produced annualized yields of 1.02% for Class A shares, 0.77% for Class B shares, 0.52% for Class C shares and 0.37% for Class D shares. Taking into account the effects of compounding, the fund produced annualized effective yields[1] of 1.03% for Class A shares, 0.77% for Class B shares, 0.52% for Class C shares and 0.37% for Class D shares.[2]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests only in securities issued or guaranteed as to principal and interest by the U.S. government.

What other factors influenced the fund's performance?

The fund was primarily influenced by higher short-term interest rates implemented in an environment of renewed economic growth. In the weeks just before the reporting period began, an unexpectedly strong employment report rekindled investors' concerns that inflationary pressures might finally have begun to resurface. As the spring progressed, higher energy and commodity prices appeared to lend credence to this view, and money market yields began to rise at the longer end of the maturity spectrum. However, the short-end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

While the Federal Reserve Board (the "Fed") left interest rates unchanged in May, it indicated in its public comments that future rate hikes were likely to be "measured." Soon thereafter, employment data showed a second consecutive month of robust gains, causing investors to anticipate that the Fed might begin to tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate by 25 basis points to 1.25%. Because most investors had anticipated the Fed's move, the money markets already had reflected its impact.

Most analysts believed that the June rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. This view was reinforced when it was later estimated that the U.S. economy grew at an annualized 2.8% rate during the second quarter of 2004. However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. In addition, consumer spending waned as 2003's tax cuts and low mortgage refinancing rates became a thing of the past. Nonetheless, most investors expected the Fed to increase the federal funds rate at its next meeting in August, and money market yields reflected those expectations. Indeed, the Fed raised short-term rates on August 10 to 1.5%.

In September, the Fed implemented its third consecutive increase in short-term interest rates, raising the federal funds rate by another 25 basis points to 1.75%. The Fed cited an easing of inflation expectations and further productivity gains in its decision.

Just days after the reporting period ended, a stronger-than-expected employment report offered evidence that the economy may have emerged from the summer's "soft patch." Signs of renewed economic strength, coupled with recent comments by Fed members that rates must move higher to balance the countervailing forces of economic growth and inflation, suggest that more rate hikes probably are on the way.

We began to adopt a more defensive investment posture as inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we consider in line with industry averages. This strategy was designed to enhance liquidity and keep funds available to purchase higher-yielding securities as they became available.

What is the fund's current strategy?

In our view, the Fed remains intent on continuing to reverse the monetary easing it initiated after September 11, 2001, and it so far has been relatively open about its intentions to do so. Indeed, less than two weeks after the close of the reporting period, the Fed raised its target for the federal funds rate at its fourth consecutive meeting, a 25-basis-point increase that drove the federal funds rate to 2%. With another Fed meeting scheduled for December, we have continued to maintain a defensive investment posture in anticipation of further rate hikes.

November 15, 2004

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[2] *Yield provided for Class D shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield for Class D would have been 0.12% for both.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in CitizensSelect Treasury Money Market Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.01	$ 2.27	$ 3.53	$ 4.29
Ending value (after expenses)	$1,005.20	$1,003.90	$1,002.60	$1,001.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.02	$ 2.29	$ 3.57	$ 4.33
Ending value (after expenses)	$1,024.20	$1,022.94	$1,021.68	$1,020.92

† *Expenses are equal to the fund's annualized expense ratio of .20% for Class A, .45% for Class B, .70% for Class C and .85% for Class D; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

U.S. Treasury Bills−76.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/12/2004	1.54	81,715,000	81,676,674
11/18/2004	1.52	632,000	631,550
11/26/2004	1.67	27,650,000	27,617,904
12/23/2004	1.76	75,000,000	74,809,875
12/30/2004	1.69	50,000,000	49,862,333
1/6/2005	1.67	50,000,000	49,847,833
1/13/2005	1.76	9,910,000	9,874,833
1/20/2005	1.77	35,000,000	34,862,722
Total U.S. Treasury Bills (cost $329,183,724)			**329,183,724**
U.S.Treasury Notes−23.2%			
5.875%-7.875%, 11/15/2004 (cost $100,197,539)	1.59	100,000,000	**100,197,539**
Total Investments (cost $429,381,263)		**99.3%**	**429,381,263**
Cash and Receivables (Net)		**.7%**	**2,919,218**
Net Assets		**100.0%**	**432,300,481**

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Treasuries	**99.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	429,381,263	429,381,263
Interest receivable		3,175,951
		432,557,214
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(d)		40,627
Cash overdraft due to Custodian		111,745
Accrued expenses		104,361
		256,733
Net Assets ($)		**432,300,481**
Composition of Net Assets ($):		
Paid-in capital		432,311,925
Accumulated net realized gain (loss) on investments		(11,444)
Net Assets ($)		**432,300,481**

Net Asset Value Per Share

Class A Shares	
Net Assets ($)	227,423,743
Shares Outstanding	227,426,162
Net Asset Value Per Share ($)	**1.00**
Class B Shares	
Net Assets ($)	191,258,773
Shares Outstanding	191,267,171
Net Asset Value Per Share ($)	**1.00**
Class C Shares	
Net Assets ($)	13,475,331
Shares Outstanding	13,475,951
Net Asset Value Per Share ($)	**1.00**
Class D Shares	
Net Assets ($)	142,634
Shares Outstanding	142,639
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**2,333,707**
Expenses:	
Management fee–Note 2(a)	181,304
Administrative service fees–Note 2(c)	363,426
Omnibus account service fees–Note 2(d)	181,304
Distribution plan fees–Note 2(b)	18,592
Total Expenses	**744,626**
Less–waiver of fees due to undertakings–Note 2(b)	(209)
Net Expenses	**744,417**
Investment Income–Net	**1,589,290**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(5,027)**
Net Increase in Net Assets Resulting from Operations	**1,584,263**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment Income−net	1,589,290	1,908,340
Net realized gain (loss) on investments	(5,027)	(5,145)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,584,263**	**1,903,195**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(382,105)	(590,327)
Class B shares	(1,169,994)	(1,275,172)
Class C shares	(36,890)	(42,683)
Class D shares	(301)	(158)
Total Dividends	**(1,589,290)**	**(1,908,340)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	368,095,714	166,624,920
Class B shares	731,118,743	1,049,983,777
Class C shares	12,010,831	29,485,281
Class D shares	663,308	557,118
Dividends reinvested:		
Class A shares	24,592	160,103
Class B shares	51,769	72,590
Class C shares	23,286	27,180
Class D shares	305	158
Cost of shares redeemed:		
Class A shares	(214,430,940)	(166,405,561)
Class B shares	(689,669,105)	(1,099,078,679)
Class C shares	(13,386,838)	(30,011,177)
Class D shares	(708,537)	(408,616)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**193,793,128**	**(48,992,906)**
Total Increase (Decrease) in Net Assets	**193,788,101**	**(48,998,051)**
Net Assets ($):		
Beginning of Period	238,512,380	287,510,431
End of Period	**432,300,481**	**238,512,380**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2004	Year Ended April 30,	
Class A Shares	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.005	.008	.013
Distributions:			
Dividends from investment income—net	(.005)	(.008)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.03[b]	.77	1.32
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.20[b]	.20	.20
Ratio of net expenses to average net assets	.20[b]	.20	.19
Ratio of net investment income to average net assets	1.06[b]	.76	1.24
Net Assets, end of period ($ X 1,000)	227,424	73,735	73,357

[a] From May 1, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income–net	.004	.005	.011
Distributions:			
Dividends from investment income–net	(.004)	(.005)	(.011)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.77[b]	.51	1.08
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.45[b]	.45	.45
Ratio of net expenses to average net assets	.45[b]	.45	.42
Ratio of net investment income to average net assets	.81[b]	.51	.99
Net Assets, end of period ($ X 1,000)	191,259	149,761	198,787

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

	Six Months Ended October 31, 2004	Year Ended April 30,	
Class C Shares	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.003	.003	.009
Distributions:			
Dividends from investment income−net	(.003)	(.003)	(.009)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.52[b]	.26	.88
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.70[b]	.70	.70
Ratio of net expenses to average net assets	.70[b]	.70	.61
Ratio of net investment income to average net assets	.56[b]	.26	.89
Net Assets, end of period ($ X 1,000)	13,475	14,828	15,327

[a] From May 1, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Class D Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.002	.002	.006
Distributions:			
Dividends from investment income−net	(.002)	(.002)	(.006)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.38[b]	.18	.62
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.10[b]	1.10	1.10
Ratio of net expenses to average net assets	.85[b]	.77	.89
Ratio of net investment income to average net assets	.41[b]	.16	.45
Net Assets, end of period ($ X 1,000)	143	188	39

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

CitizensSelect Treasury Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of each fund to declare dividends from investment income–net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $6,417 available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $1,272 of the carryover expires in fiscal 2011 and $5,145 expires in fiscal 2012.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2004 was all ordinary income. The tax character of all current year distributions will be determined at the end of the current fiscal year.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1, distribution plan fees, administrative services plan fee, omnibus account services plan fee and extraordinary expenses.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class C shares and .65 of 1% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to

Citizens or other approved institutions that have purchased Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended October 31, 2004, Class C and Class D shares were charged $18,052 and $540, respectively, pursuant to the Plan. The Manager had undertaken from May 1, 2004 through October 31, 2004 to waive a portion of Rule 12b-1 fees. The reduction in Rule 12b-1 fees, pursuant to the undertaking amounted to $209 for Class D.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended October 31, 2004, Class B, Class C and Class D shares were charged $345,166, $18,052 and $208, respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, each fund pays Citizens at an annual rate of .10 of 1% of the value of their average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the funds may reasonably request. During the period ended October 31, 2004, Class A, Class B, Class C and Class D shares were charged $35,934, $138,066, $7,221 and $83, respectively, pursuant to the Omnibus Account Services Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities consist of: management fees $37,595 and Rule 12b-1 distribution plan fees $3,032.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224.

By mail, write to:

CitizensSelect
875 Elm Street NE0212
Manchester, NH 03101

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-
month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and
without charge, upon request, by calling 1-800-645-6561.